Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)
(unaudited)

	Year Ended December 31,												Six Months Ended June 30,
									2003		2003		2004		2004
	1999		2000		2001		2002		Actual		Proforma(1)		Actual		Proforma(1)
Fixed Charges:
Interest expense on indebtedness	$5,556		$14,773		$42,730		$49,069		$45,716		$37,565		$32,034		$19,219
Interest expense on portion of rent expense representative of interest	366		350		478		427		442		442		263		263

Total Fixed Charges	$5,922		$15,123		$43,208		$49,496		$46,158		$38,007		$32,297		$19,482

Earnings:
Income before provision for income taxes and minority interest	$84,735		$150,727		$296,635		$170,380		$141,634		$149,785		$108,445		$121,260

Fixed charges	5,922		15,123		43,208		49,496		46,158		38,007		32,297		19,482

Total earnings	$90,657		$165,850		$339,843		$219,876		$187,792		$187,792		$140,742		$140,742

Ratio of earnings to fixed charges	15.3	x	11.0	x	7.9	x	4.4	x	4.1	x	4.9	x	4.4	x	7.2	x

(1)	The ratio of earnings to fixed charges for the year ended December 31, 2003, and the six months ended June 30, 2004, have been adjusted on a proforma basis assuming the $400.0 million of notes we issued on March 3, 2004, were outstanding since January 1, 2003, and the $249.0 million of 5.5 % Notes that we redeemed as of May 16, 2004, were not outstanding during these periods.